Offer to Purchase for Cash

Up to 7,332,479,000 Common Shares

at R$6.35 Per 1,000 Common Shares

and

Up to 12,699,707,000 Preferred Shares

at R$7.80 Per 1,000 Preferred Shares

of

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

by

BRASILCEL N.V.

a joint venture of

Portugal Telecom, SGPS, S.A.

PT Móveis, SGPS, S.A.
Telefónica Móviles, S.A.

Pursuant to the Offer to Purchase dated September 1, 2004

Subject to the exceptions and conditions described in the Offer to Purchase, the tender offer and the withdrawal rights for holders of common shares and preferred shares will expire at 11:00 a.m., New York City time, on October 8, 2004, unless the offer is extended or earlier terminated. However, unless the offer is extended or earlier terminated, to participate in the tender offer, you must qualify for the tender offer, if a holder of American Depositary Shares, or “ADSs,” participating in the tender offer through The Bank of New York, as receiving agent, no later than 5:00 p.m., New York City time, on October 1, 2004 (such date, as it may be extended by Brasilcel N.V. in its sole discretion, the “ADS Qualification Date”). Withdrawals of ADSs by ADS holders who wish to participate in the tender offer through the receiving agent will not be accepted after 5:00 p.m., New York City time, on October 6, 2004, unless the offer is extended or earlier terminated.

September 1, 2004

To Our Clients:

      Enclosed for your consideration are the Offer to Purchase, dated September 1, 2004 (which, together with amendments or supplements thereto, collectively constitute the “Offer”) and the related Letter of Transmittal relating to the offer by Brasilcel N.V., a corporation organized under the laws of The Netherlands (the “Purchaser”), a joint venture among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. (a wholly owned subsidiary of Portugal Telecom, SGPS, S.A.) and Telefónica Móviles, S.A., to purchase up to 7,332,479,000 common shares (ações ordinárias), no par value, and up to 12,699,707,000 preferred shares (ações preferenciais), no par value, of Tele Sudeste Celular Participações S.A. (“TDS”) at a price of R$6.35 per 1,000 common shares and R$7.80 per 1,000 preferred shares in cash without interest, net of the stock exchange and settlement fee described in the Offer, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

      There is no separate tender offer being made in the United States to acquire ADSs. If a holder of ADSs, each representing 5,000 preferred shares, no par value (ações preferenciais) of TSD, wishes to participate in the tender offer, the holder may tender its ADSs to The Bank of New York, as receiving agent (the “Receiving Agent”), in accordance with the instructions set forth in this Letter of Transmittal. If the underlying preferred shares are accepted for purchase in the auction described in Section 3 — “Acceptance for Payment and Payment for Shares” in the Offer, those ADSs will be cancelled so that the underlying shares may be tendered.

      As an alternative to tendering its ADSs to the Receiving Agent, an ADS holder may also surrender its ADSs to the Bank of New York, as Depositary, withdraw the underlying preferred shares from the ADS program before the Qualification Date and participate directly in the tender offer like other holders of preferred shares as described in Section 4 — “Procedures for Accepting the Offer and Tendering Shares” in the Offer.

      All terms not otherwise defined herein have the meaning set forth in the Offer. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your nominee.

      This Offer is subject to the conditions described in Section 6 — “Conditions to the Tender Offer” of the Offer.

      We are (or our nominee is) the holder of record of ADSs held by us for your account. A tender of such ADSs can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender ADSs held by us for your account.

      Accordingly, we request instruction as to whether you wish to have us tender on your behalf any or all ADSs held by us for your account through the Receiving Agent pursuant to the terms and conditions set forth in the Offer.

      The enclosed Letter of Transmittal cannot be used to tender common shares or preferred shares, except insofar as preferred shares are represented by ADSs. If you hold common shares or preferred shares that are not represented by ADSs, you can only tender such shares into the Offer by following the instructions in the Offer. See Instruction 10 of this Letter of Transmittal.

Please note the following:

      1. The tender offer is open to all holders of common shares and preferred shares. There is no separate offer being made in the United States to acquire ADSs. In order to participate in the tender offer, holders of ADSs may tender their ADSs to the Receiving Agent in accordance with the instructions set forth in the Offer and the Letter of Transmittal. As an alternative to tendering its ADSs to the Receiving Agent, an ADS holder may also surrender its ADSs, withdraw the underlying preferred shares from the ADS program before the Qualification Date and participate directly in the tender offer like other holders of preferred shares. See Section 4 — “Procedures for Accepting the Offer and Tendering Shares” and the Letter of Transmittal.

      2. If an ADS holder tenders its ADSs to the Receiving Agent, after acceptance by the Purchaser of the preferred shares underlying the ADSs tendered to the Receiving Agent (subject to any pro rata reduction of the shares purchased as described in the Offer) and receipt of payment of the consideration for those shares, the Receiving Agent will pay to the applicable holders of ADSs the U.S. dollar equivalent (based on then prevailing exchange rates, net of expenses for converting reais to U.S. dollars) of R$7.80 per 1,000 preferred shares, or R$39.00 per ADS, minus (1) a fee of U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price payable to the Bolsa de Valores de São Paulo — BOVESPA (the “São Paulo Stock Exchange”) and the Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company, or “CBLC”), as described in Section 1 — “Terms of the Tender Offer; Expiration Date and Qualification Date” of the Offer and (3) the holder’s pro rata portion of the fee or commission charged by the broker selected by the Receiving Agent to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. The ADS cancellation fee is payable to The Bank of New York, as depositary under the deposit agreement governing the TSD ADS program. In addition, any ADS holder that wishes to tender ADSs in the tender offer must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer. ADS holders for which preferred shares underlying those ADSs are purchased in the tender offer will receive the purchase price for the preferred shares purchased in the tender offer underlying the ADSs they tendered in cash by check or, in the case of ADSs held through the Book-Entry Transfer Facility, by means of delivery of funds to the account maintained at the Book-Entry Transfer Facility by the participant that has tendered the ADSs.

      3. U.S. federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided. See Instruction 12 of the Letter of Transmittal.

      4. Any holder of ADSs that wishes to tender ADSs to the Receiving Agent must do so no later than 5:00 p.m., New York City time, on October 1, 2004, unless the tender offer is extended or earlier terminated (such date, as it may be extended, the “ADS Qualification Date”). See Section 4 — “Procedures for Accepting the Offer and Tendering Shares.” For those ADSs tendered through the Receiving Agent, the Receiving Agent will then contact a broker authorized to conduct trades on the Bolsa de Valores de São Paulo — BOVESPA (the “São Paulo Stock Exchange”) to tender the underlying preferred shares in the auction described in Section 3 — “Acceptance for Payment and Payment for Shares” in the Offer.”

      5. Notwithstanding any other provision of the Offer, payment for preferred shares represented by ADSs accepted for purchase pursuant to the Offer will in all cases be made only after timely receipt by the Receiving Agent of (a) American Depositary Receipts (“ADRs”) or a timely book-entry confirmation with respect to such ADSs, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or in the case of a book-entry transfer, an Agent’s Message (as defined in the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

      If you wish to have us tender any or all of the ADSs held by us for your account to the Receiving Agent, please so instruct us by completing, executing, detaching and returning to us the Instruction Form set forth herein. If you authorize the tender of your ADSs, all such ADSs will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed. Your instructions should be forwarded to us in ample time to permit us to submit a tender to the Receiving Agent on your behalf prior to the ADS Qualification Date.

      The Offer is made solely by the Offer and in the related Letter of Transmittal. The Purchaser is not aware of any jurisdiction where the making of the tender offer would not be in compliance with the laws of that jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the tender offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the tender offer will not be made to (nor will elections to tender shares be accepted from or on behalf of) the holders of common or preferred shares, and holders of ADSs representing preferred shares, in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      The undersigned acknowledge(s) receipt of your letter and the Offer dated September 1, 2004 and the related Letter of Transmittal in connection with the tender offer by the Purchaser.

Instruction Form

      This will instruct you to tender to the Receiving Agent the number of ADSs indicated below (or if no number is indicated below, all ADSs) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer and the related Letter of Transmittal.

Dated: , 2004	Number of ADSs to be Tendered*

------------------------------------------------ Signature(s)

------------------------------------------------ Please Print Name(s)

------------------------------------------------ Address(es)

------------------------------------------------ Area Code and Tel. No.

------------------------------------------------ Employer Identification or Social Security No.

*	Unless otherwise indicated, it will be assumed that all your ADSs are to be tendered.